SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A

                      INFORMATION TO BE INCLUDED IN
              STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
            AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No. 2)

                                TIVO INC.
                            (Name of Issuer)

                 Common Stock, par value $0.001 per share
                      (Title of Class of Securities)

                                888706108
                              (CUSIP Number)

                         Paul T. Cappuccio, Esq.
               Executive Vice President and General Counsel
                           AOL Time Warner Inc.
                           75 Rockefeller Plaza
                         New York, New York 10019
                              (212) 484-8000

                                 Copy to:

                          David J. Sorkin, Esq.
                        Simpson Thacher & Bartlett
                           425 Lexington Avenue
                         New York, New York 10017
                              (212) 455-2000
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)
                             January 11, 2001
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

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                                                             Page 2 of 12

1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
          AOL Time Warner Inc.
          13-4099534

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (a)  /  /
          (b) /  /

3    SEC USE ONLY:

4    SOURCE OF FUNDS:
          Not Applicable (See Item 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
          /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
           0

8    SHARED VOTING POWER
          16,138,599

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          16,138,599

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:
          16,138,599

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES:

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               30.0% (1)

14        TYPE OF REPORTING PERSON:
          HC

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                                                             Page 3 of 12

1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
          America Online, Inc.54-1322110

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (a)
          (b)

3    SEC USE ONLY:

4    SOURCE OF FUNDS:
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          16,138,599

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          16,138,599

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          16,138,599

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          30.0%(1)

14   TYPE OF REPORTING PERSON:
          CO
_________________________
(1) Based on the number of shares of TiVo Common Stock outstanding on September 30, 2000, as disclosed by TiVo Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000. 5,134,722 shares of Common Stock were issued to America Online, Inc. ("America Online") pursuant to the Investment Agreement dated as of June 9, 2000 (the "Investment Agreement") among TiVo and America Online, 2,711,861 shares of Common Stock are issuable upon conversion of 2,711,861 shares of Preferred Stock acquired pursuant to the Investment Agreement, and 7,811,709 shares of Common Stock are issuable upon the exercise of the Warrants acquired pursuant to the Investment Agreement. 480,307 shares were purchased by America Online in August 1999.

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                                                             Page 4 of 12

          AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly owned subsidiary, America Online, Inc., a Delaware corporation ("America Online") (collectively, the "Reporting Persons"), hereby file this Amendment No. 2 ("Amendment No. 2") to amend and supplement the Statement on Schedule 13D originally filed on June 23, 2000, previously amended and supplemented by Amendment No. 1 filed on September 22, 2000 (collectively, the "Statement"), with respect to the common stock, par value $0.001 per share ("TiVo Common Stock"), of TiVo Inc., a Delaware corporation ("TiVo"). As provided in the Joint Filing Agreement filed as Exhibit No. 4 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, to file one Statement on Schedule 13D with respect to their ownership of TiVo Common Stock.

          This Amendment No. 2 is being filed solely to reflect the combination (the "Holding Company Transaction") on January 11, 2001 of America Online and Time Warner Inc. ("Time Warner"), in connection with which (1) each of America Online and Time Warner became a wholly owned subsidiary of AOL Time Warner and (2) AOL Time Warner became the ultimate beneficial owner of the TiVo Common Stock held of record by America Online.

           Capitalized terms used but not defined in this Amendment No. 2 have the meaning assigned thereto in the Statement. The Statement is hereby amended and supplemented by this Amendment No. 2.

Item 2.    Identity and Background.

          The response to Item 2 of the Statement is hereby amended in its entirety to read as follows:

          "This statement is being filed by AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), having its principal executive offices at 75 Rockefeller Plaza, New York,
New York 10019, and America Online, Inc., a Delaware corporation ("America Online") (America Online, together with AOL Time Warner, the "Reporting Persons"), having its principal executive offices at 22000 AOL Way, Dulles, Virginia 20166.

          AOL Time Warner is the first internet powered media and communications company. Its business interests include: interactive services, cable systems, publishing, music, networks and filmed
entertainment.   Substantially all of AOL Time Warner's interests in
filmed entertainment, most of its interests in cable systems and a substantial portion of its interests in networks are held through
Time Warner Entertainment Company, L.P., a Delaware limited partnership
in which AOL Time Warner has a majority interest.   America Online is a
direct wholly owned subsidiary of AOL Time Warner. America Online is the world's leader in branded interactive services and content.

          To the best of the knowledge of the Reporting Persons as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of each

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                                                             Page 5 of 12

Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedules I and II hereto. The information contained in Schedules I and II is incorporated herein by reference.

          During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their executive officers or directors listed in Schedules I and II hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          This Statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Statement will be filed that will disclose such change.

          To the best knowledge of the Reporting Persons, no directors or officers of the Reporting Persons have legal or beneficial ownership of any TiVo Common Stock."

Item 3.    Source and Amount of Funds or Other Consideration.

          The response to Item 3 of the Statement is hereby amended and supplemented by adding paragraphs two and three thereto to read in their entirety as follows:

          "On January 11, 2001, the Holding Company Transaction was consummated pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2000, by and among AOL Time
Warner, America Online, America Online Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of AOL Time Warner ("America Online Merger Sub"), Time Warner and Time Warner Merger Sub
Inc., a Delaware corporation and a direct wholly owned subsidiary of AOL Time Warner ("Time Warner Merger Sub"), whereby among other things,
America Online Merger Sub merged with and into America Online with
America Online continuing as the surviving corporation and becoming a direct wholly owned subsidiary of AOL Time Warner and Time Warner Merger Sub merged with and into Time Warner with Time Warner continuing as the surviving corporation and becoming a direct wholly owned subsidiary of AOL Time Warner (together, the "Mergers"). In addition, upon consummation of the Mergers (i) each outstanding share of America Online Common Stock was automatically converted into one share of AOL Time Warner Common Stock,
(ii) each outstanding share of Time Warner Common Stock was automatically converted into 1.5 shares of AOL Time Warner Common Stock, and (iii) each outstanding share of Time Warner Series LMCN-V Common Stock was automatically converted into 1.5 shares of AOL Time Warner Series LMCN-V

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                                                             Page 6 of 12

Common Stock having terms substantially identical to those of the Time Warner Series LMCN-V Common Stock.

          As a result of the Holding Company Transaction, AOL Time Warner became the ultimate beneficial owner of the TiVo Common Stock."

Item 4.    Purpose of Transaction.

          The response to Item 4 of the Statement is hereby amended by adding the following paragraphs to the end thereof:

          "As described in Item 3 above, AOL Time Warner became the ultimate beneficial owner of the TiVo Common Stock as a result of the consummation of the Holding Company Transaction.

          AOL Time Warner and America Online intend to review and evaluate their investment in TiVo from time to time, consistent with the contractual restrictions set forth above. On the basis of such review and evaluation, AOL Time Warner and America Online may acquire additional TiVo securities from time to time in market transactions or otherwise or may dispose of some or all of their holdings of TiVo securities from time to time in market transactions or otherwise.

          Other than as described above, neither AOL Time Warner or America Online has any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of TiVo; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TiVo or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of TiVo or any of its subsidiaries; (iv) any change in the present board of directors or management of TiVo, including any current plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of TiVo; (v) any material change in the present capitalization or dividend policy of TiVo; (vi) any other material change in TiVo's business or corporate structure; (vii) changes in TiVo's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of TiVo by any person; (viii) causing a class of securities of TiVo to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of TiVo to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence."

Item 5.    Interest in Securities of TiVo.

          The response to Item 5 of the Statement is hereby amended by deleting paragraph five and adding paragraphs five and six thereto to read in their entirety as follows:

          "On January 11, 2001, in connection with the Holding Company Transaction described in Item 3 above, America Online became a direct wholly owned subsidiary of AOL Time Warner. As a result, AOL Time Warner and America Online may be deemed to have shared power to vote and dispose of the 16,138,599 shares of TiVo Common Stock registered in the name of America Online and owned beneficially by AOL Time Warner.

           Except as described herein, to the best knowledge of the Reporting Persons as of the date hereof, (i) none of the Reporting Persons nor any of the executive officers or directors of the Reporting Persons, beneficially owns any shares of TiVo Common Stock, and (ii) there have been no transactions in the shares of TiVo Common Stock effected during the past 60 days by the Reporting Persons, nor, to the best of the knowledge of the Reporting Persons, by any of the executive officers or directors of the Reporting Persons."

Item 7.    Material to Be Filed as Exhibit.

          The response to Item 7 of the Statement is hereby amended and supplemented to include Exhibit 4 as follows:

Exhibit Number      Description
--------------      -----------
     4              Joint Filing Agreement, dated January 22, 2001,
                    between AOL Time Warner Inc. and America Online,
                    Inc.

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                                                             Page 8 of 12

                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 AOL TIME WARNER INC.


                                 By:    /s/ J. Michael Kelly
                                        ----------------------------
                                 Name:  J. Michael Kelly
                                 Title: Executive Vice President and
                                        Chief Financial Officer


                                 AMERICA ONLINE, INC.


                                 By:    /s/ Randall J. Boe
                                        ----------------------------
                                 Name:  Randall J. Boe
                                 Title: Senior Vice President,
                                        General Counsel and Secretary

Dated: January 22, 2001

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                                                             Page 9 of 12

                                SCHEDULE I

                    DIRECTORS AND EXECUTIVE OFFICERS
                            OF AOL TIME WARNER


                 The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of AOL Time Warner. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors
------------------
Name and Title                   Present Principal Occupation
--------------                   ----------------------------
Stephen M. Case                  Chairman of the Board;
Chairman of the Board            AOL Time Warner Inc.

Gerald M. Levin                  Chief Executive Officer;
Chief Executive Officer          AOL Time Warner Inc.

Kenneth J. Novack                Vice Chairman;
Vice Chairman                    AOL Time Warner Inc.

R.E. Turner                      Vice Chairman and Senior Advisor;
Vice Chairman and                AOL Time Warner Inc.
  Senior Advisor

Daniel F. Akerson                Chairman of the Board and
                                 Chief Executive Officer;
                                 XO Communications, Inc.
                                 1505 Farm Credit Drive
                                 McLean, VA  22101
                                 (a broadband and communications company)

James L. Barksdale               Partner;
                                 The Barksdale Group
                                 c/o AOL Time Warner Inc.
                                 (a venture capital firm)

Stephen F. Bollenbach            President and Chief Executive Officer;
                                 Hilton Hotels Corporation
                                 9336 Civic Center Drive
                                 Beverly Hills, CA  90210
                                 (hotel ownership and management)

Frank J. Caufield                Partner; Kleiner Perkins Caufield &
                                 Byers
                                 Four Embarcadero Center
                                 San Francisco, CA  94111
                                 (a venture capital partnership)

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                                                             Page 10 of 12

Miles R. Gilburne                Director; AOL Time Warner Inc.

Carla A. Hills                   Chairman and Chief Executive Officer;
                                 Hills & Company
                                 1200 19th Street, NW
                                 Washington, DC  20036
                                 (international trade and
                                  investment consultants)

Reuben Mark                      Chief Executive Officer;
                                 Colgate-Palmolive Company
                                 300 Park Avenue
                                 New York, NY  10022
                                 (consumer products)

Michael A. Miles                 Former Chairman of the Board and Chief
                                 Executive Officer of Phillip Morris
                                 Companies Inc.; Director of Various
                                 Companies
                                 Three Lakes Drive
                                 Northfield, IL  60093

Richard D. Parsons               Co-Chief Operating Officer;
Co-Chief Operating Officer       AOL Time Warner Inc.


Robert W. Pittman                Co-Chief Operating Officer;
Co-Chief Operating Officer       AOL Time Warner Inc.


Franklin D. Raines               Chairman and Chief Executive Officer;
                                 Fannie Mae
                                 3900 Wisconsin Avenue NW
                                 Washington, DC  20016-2806
                                 (a non-banking financial services company)

Francis T. Vincent, Jr.          Chairman of Vincent Enterprises
                                 (private investor) and
                                 Director of Various Companies
                                 300 First Stamford Place
                                 Stamford, CT  06902

Executive Officers Who Are Not Directors
----------------------------------------
Name                             Title and Present Principal Occupation
----                             --------------------------------------
Richard J. Bressler              Executive Vice President;
                                 AOL Time Warner Inc.

Paul T. Cappuccio                Executive Vice President, General
                                 Counsel and Secretary; AOL Time Warner
                                 Inc.

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                                                             Page 11 of 12

David Colburn                    Executive Vice President;
                                 AOL Time Warner Inc.

J. Michael Kelly                 Executive Vice President and Chief
                                 Financial Officer; AOL Time Warner Inc.

Kenneth B. Lerer                 Executive Vice President;
                                 AOL Time Warner Inc.

William J. Raduchel              Executive Vice President and Chief
                                 Technology Officer; AOL Time Warner Inc.

Mayo S. Stuntz, Jr.              Executive Vice President;
                                 AOL Time Warner Inc.

George Vradenburg, III           Executive Vice President for Global and
                                 Strategic Policy; AOL Time Warner Inc.

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                                                             Page 12 of 12

                               SCHEDULE II

                    DIRECTORS AND EXECUTIVE OFFICERS
                         OF AMERICA ONLINE, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. Unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors
------------------
Name and Title                   Present Principal Occupation
--------------                   ----------------------------
Paul T. Cappuccio                Executive Vice President, General
                                 Counsel and Secretary; AOL Time Warner
                                 Inc.

J. Michael Kelly                 Executive Vice President and Chief
                                 Financial Officer; AOL Time Warner Inc.

Barry M. Schuler                 Chairman and Chief Executive Officer;
Chairman and Chief               America Online, Inc.
Executive Officer


Executive Officers Who Are Not Directors
----------------------------------------
Name                             Title and Present Principal Occupation
----                             --------------------------------------

Janice Brandt                    Vice Chair and Chief Marketing Officer;
                                 America Online, Inc.

Theodore J. Leonsis              Vice Chair and New Product Officer;
                                 America Online, Inc.

Raymond J. Oglethorpe            President and Chief Operating Officer;
                                 America Online, Inc.

Joseph A. Ripp                   Executive Vice President, Chief Financial
                                 Officer and Treasurer; America Online, Inc.

Mark E. Stavish                  Executive Vice President, Human
                                 Resources; America Online, Inc.

Randall J. Boe                   Senior Vice President, General Counsel
                                 and Secretary; America Online, Inc.

Ann Brackbill                    Senior Vice President, Corporate
                                 Communications; America Online, Inc.

Exhibit 4

                          JOINT FILING AGREEMENT

                 AOL Time Warner Inc., a Delaware corporation, and America Online, Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of common stock, par value $0.001, of TiVo Inc., a Delaware corporation, is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:   January 22, 2001

                                 AOL TIME WARNER INC.


                                 By:    /s/ J. Michael Kelly
                                        ----------------------------
                                 Name:  J. Michael Kelly
                                 Title: Executive Vice President and
                                        Chief Financial Officer


                                 AMERICA ONLINE, INC.


                                 By:    /s/ Randall J. Boe
                                        ----------------------------
                                 Name:  Randall J. Boe
                                 Title: Senior Vice President,
                                        General Counsel and Secretary